06 May 2003


旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)


03050611

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Additional Information on Annual Report for Financial Year Ended 31 December 2002

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588

MASNET No. 87 OF 05.05.2003
Announcement No. 87

WANT WANT HOLDINGS LTD

ADDITIONAL INFORMATION ON ANNUAL REPORT FOR FINANCIAL YEAR ENDED 31 DECEMBER 2002

The Directors of the Company are pleased to provide the following information in response to the queries raised by SGX in their letter dated 2 May 2003 in relation to the Code of Corporate Governance ("Code") and the Listing Manual:-

Guidance Note 4.2 of the Code
Articles 87 and 117 of the Articles of Association of the Company will be amended at the forthcoming Extraordinary General Meeting, to require all Directors, including a person holding the office of Managing Director, to retire by rotation at least once in three years.

Guidance Note 4.3 of the Code
The Board has assessed the independence of the Independent Directors and that there are no relationships set out in Guidance Note 2.1 which may deem an Independent Director not to be independent.

Guidance Note 4.4 of the Code
The Board is satisfied that all directors have sufficient time and resources to allocate to the affairs of the Group.

Guidance Notes 5.1 and 5.3 of the Code
As disclosed in Page 22 of the Annual Report, the Board has not set up a Nomination Committee as it believes that its roles are appropriately fulfilled by the Board with the assistance of external expertise when required. In addition, the disclosure of Directors' remuneration in the Annual Report and the re-election of Directors at annual general meetings will allow its shareholders to determine the effectiveness of the Board and its members and to vote accordingly. The Board believes that the above measures are sufficient to fulfill the functions of the Nomination Committee.

Guidance Note 6.1 of the Code
As disclosed in Page 22 of the Annual Report, all directors have direct access to senior management, company secretaries and external auditors to assist them to discharge their responsibilities.

Guidance Note 6.3 of the Code
The Company Secretary attends all board and audit committee meetings and ensures that all Board procedures are followed and that applicable rules and regulations are complied with.

Guidance Note 8.3 of the Code
The Board considers the remuneration of non-executive directors to be appropriate relative to their level of contributions and time spent to carry out their duties.

Guidance Note 8.4 of the Code
There is no service contract for directors except for Mr Tsai Eng Meng, the Group's Chairman, which may be terminated by either party by giving not less than three months notice. The Board is of the view that there are no onerous removal clauses and the terms are fair and avoid rewarding poor performance.

Guidance Notes 11.3 and 11.5 of the Code
As disclosed on page 24 of the Annual Report, the Audit Committee has full access to the Group's management, internal auditors and external auditors. It has also met up with the external auditors without the presence of management once in early 2003.

Guidance Notes 13.1 to 13.3 of the Code

The Audit Committee is of the opinion that the internal audit function of the Group is adequately resourced and that the internal auditors have the required knowledge to carry out the internal audit function and have appropriate standing within the Group.

Rule 1207(8) of the Listing Manual – *information regarding material contracts and loans involving the interests of the chief executive officer, directors and controlling shareholders of the Company*

There are no material contracts of the Company and its subsidiaries involving the interests of the chief executive officer, directors and controlling shareholders of the Company, either still subsisting at the end of the financial year or entered into since the end of the previous financial year, save for the service contract as disclosed above under Guidance Note 8.4.

Rule 1207(4)(c) of the Listing Manual – *prospectus-type information relating to key management staff*

The Group's key management executives are the Group's Chairman, Mr Tsai Eng Meng and the Group's Vice President, Mr Adams Lin. The relevant background information of the key management executives is disclosed in Page 18 of the Annual Report.

Submitted by Adams Lin Feng I, Group Vice President and Director on 05/05/2003 to the SGX